Exhibit 99.4

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Manuel FUCHS

Tel.: + 33 (0) 1 47 44 76 29

Alexandre de JOYBERT

Tel.: + 33 (0) 1 47 44 61 41

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Becomes the First Major to Enter into Shale Gas Licences in the UK

Paris, January 13, 2014 – Total announces that it has acquired a 40% interest in two shale gas exploration licences in the United Kingdom. The interests are in Petroleum Exploration & Development Licences 139 and 140 in the Gainsborough Trough area of the East Midlands region of the UK which cover an area of 240 km2.

Commenting on the acquisition, Patrice de Viviès, Total’s Senior Vice President for Northern Europe, said: “This opportunity is an important milestone for Total E&P UK and opens a new chapter for the subsidiary in a promising onshore play. The Group is already involved in shale gas projects in the US, Argentina, China, Australia and in Europe in Poland and in Denmark, and will leverage its expertise in this new venture in the UK.”

On completion of the transaction, Total’s partners in the project will be GP Energy Limited (a subsidiary of Dart Energy Europe) (17.5%), Egdon Resources UK Ltd (14.5%), Island Gas Ltd (IGas) (14.5%) and eCorp Oil & Gas UK Ltd (13.5%). IGas will be the operator of the initial exploration programme, with Total subsequently taking over operatorship as the project moves towards development.

Total Exploration & Production in the United Kingdom

With investments of approximately 2 billion dollars each year in the UK, Total E&P UK will become the largest oil and gas producer in the country by 2015. Current developments include the West Franklin Phase II project (operator, 40,000 boe/d capacity), and the Laggan-Tormore project (operator, 90,000 boe/d capacity) in the West of Shetland area, both of which are scheduled to start up in 2014.

Safety is a priority for Total as well as safeguarding the environment. Total contributes to the communities in and around its north-east Scotland base and in Shetland.

Total has been present in the United Kingdom since 1962 and is currently one of the country’s leading oil and gas operators with a production of 105,000 barrels of oil equivalent per day in 2013.

More than 90% of Total’s production in the UK comes from several operated fields located in two major zones: the Alwyn zone in the northern North Sea, and the Elgin/Franklin zone in the Central Graben.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com